Ecopetrol announces the dates for the publication of its third quarter 2024 report and conference call

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that after market close on Wednesday, November 13, 2024, it plans to release its financial and operating results for the third quarter of 2024.

On Thursday, November 14, 2024, Ecopetrol’s senior management plans to host a single virtual conference call to review the results, with transmission in Spanish and English. Please find below the time and links to access the conference:

Conference Call
09:00 a.m. Col Time
10:00 a.m. NY Time

To access the webcast, the following link will be available:

https://xegmenta.co/ecopetrol/conferencia-de-resultados-3t-2024/

Once you receive the invitation, you will find the link for the Spanish webcast and the link for the English webcast.

Participants may ask questions using the webcast platform once the call starts.

The earnings release, slide presentation, live webcast and recording of the conference call will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please verify the functioning of the webcast platform in your browser in advance of the call. We recommend the use of the latest versions of Internet Explorer, Google Chrome, and Mozilla Firefox.

Bogota D.C., October 30, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co